UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33260

TE Connectivity Ltd.1

(Exact name of registrant as specified in its charter)

Mühlenstrasse 26, CH-8200

Schaffhausen, Switzerland

+41(0)52 633 66 61

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Par Value CHF 0.57

(Title of each class of securities covered by this Form)

Ordinary Shares, Par Value $0.01 per share, of TE Connectivity plc
0.00% Senior Notes due 2025
0.00% Senior Notes due 2029

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, TE Connectivity plc, as successor to TE Connectivity Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2024	TE CONNECTIVITY PLC (in its capacity as successor registrant to TE Connectivity Ltd.)

By:	/s/ Harold G. Barksdale
Name:	Harold G. Barksdale
Title:	Corporate Secretary

1 On September 30, 2024, TE Connectivity Ltd. (“Swiss TEL”) completed its merger (the “Merger”) with TE Connectivity plc (“Irish TEL”), a wholly owned, direct subsidiary of Swiss TEL as contemplated by the Merger Agreement (the “Merger Agreement”), dated March 18, 2024 by and between Swiss TEL and Irish TEL. Pursuant to the Merger Agreement, each outstanding Swiss TEL common share, par value CHF 0.57, was converted into the right to receive one Irish TEL ordinary share, par value $0.01 per share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Swiss TEL, which was merged into Irish TEL, under the Exchange Act, and does not affect the reporting obligations of Irish TEL, which is the successor to Swiss TEL under the Exchange Act.